Exhibit 3.b. iv


              Replacement of Section 3.02 of First Bancorp's Bylaws
              -----------------------------------------------------

     Section 3.02 of the bylaws of First Bancorp is deleted in its entirety and replaced by the following:

     3.02 Number; Election; Term; Qualification. The number of directors which shall constitute the entire board of directors shall not be less than three (3) nor more than eighteen (18) as may be fixed by resolution duly adopted by the board of directors at or prior to the annual meeting at which such directors are to be elected at the preceding annual meeting.

     At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected. Directors may be elected by a plurality of the votes cast at such annual meeting. No director need be a shareholder, a resident of the State of North Carolina, or a citizen of the United States.